SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

Latin America´s Beverage Leader

FEMSA Reports Revenue Growth of 7% in 2Q07;
Progress Made Towards Full-Year Objectives

Monterrey, Mexico, July 27, 2007— Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) today announced its operational and financial results for the second quarter of 2007.

Second Quarter 2007 Highlights:

•     Consolidated total revenues increased 7.4%. All operating units contributed to this top-line growth.

•     Coca-Cola FEMSA total sales volume increased 5.9% and income from operations increased 10.5%. Strongest growth again came from international operations.

•     FEMSA Cerveza total revenues increased 2.7%; Mexico sales volume increased 3.2%, Brazil sales volume increased 8.1% and export sales volume increased 27.1%.

-   Income from operations decreased 16.8%, however our full-year outlook is still expected to be in-line with 2006 levels.

•     Oxxo total revenues increased 12.3%, driven by 159 net new stores for a total of 5,097 stores. Operating margin expanded by 90 basis points.

“The trends continue to improve gradually across our businesses after a rocky start to the year. At Coca-Cola FEMSA, pricing dynamics in Mexico are stabilizing and the business outside Mexico continues to deliver outstanding results. At Oxxo, we keep finding ways to expand our margins even as we continue to build a world-class convenience retailing system. Meanwhile, at FEMSA Cerveza we are setting the conditions for a stronger second half of the year as the variables that drive our business, internal and external, gradually move in the right direction. Most importantly and beyond any short-term results, as we continue to execute our strategy and strengthen our competitive position in all our businesses, we are putting FEMSA in a position to pursue sustainable profitable growth, across operations and across territories”, commented José Antonio Fernández, Chairman and CEO of FEMSA.

FEMSA Consolidated

Total revenues increased 7.4% to Ps. 36.006 billion in 2Q07. This increase was primarily driven by total revenue growth of 8.2% at Coca-Cola FEMSA and 12.3% growth at Oxxo, despite tough year-on-year comparisons given the high growth rates registered in 2006 driven by the Soccer World Cup and elections in Mexico, as well as a softer economy and a challenging consumer environment in Mexico in 2007. FEMSA Cerveza contributed to a lesser extent with total revenue growth of 2.7%.

For the first half of 2007, consolidated total revenues increased 8.1% to Ps. 67.863 billion.

Gross profit increased 6.7% to Ps. 16.754 billion in 2Q07, however the gross margin contracted 40 basis points to 46.5% of total revenues. This margin contraction mainly reflects soft revenue growth at FEMSA Cerveza as well as sustained raw material pressure.

For the first half of 2007, gross profit increased 5.9% to Ps. 30.777 billion. The gross margin contracted 90 basis points compared to the same period in 2006 to 45.4% of total revenues. This contraction resulted primarily from raw material pressure as well as from the rapid growth of Oxxo’s operations, which have lower margins than our beverage businesses.

Income from operations rose slightly by 0.6% to Ps. 5.108 billion in 2Q07, which represented a 90 basis point contraction in operating margin to 14.2% of total revenues. The decrease in operating margin was primarily attributable to a margin contraction at FEMSA Cerveza. Partially offsetting this decrease was a 40 basis point margin improvement at Coca-Cola FEMSA.

For the first half of 2007, income from operations decreased 3.4% to Ps. 8.255 billion. Our consolidated operating margin decreased 140 basis points compared to 2006 levels, reaching 12.2% of total revenues.

Net income increased 32.5% to Ps. 3.08 billion in 2Q07, as foreign exchange gains more than offset higher interest expense. The effective tax rate decreased from 30.0% in 2Q06 to 27.0% in 2Q07.

For the first half of 2007, net income increased 16.5% to Ps. 4.752 billion mainly as the result of foreign exchange gains.

Net majority income per FEMSA Unit1  was Ps. 0.63 in 2Q07. Net majority income per FEMSA ADS, using an exchange rate of Ps. 10.79 per dollar, which was the exchange rate at period end, was US$ 0.58 for the quarter.

Capital expenditures increased 21.7% to Ps. 2.620 billion in 2Q07, mainly reflecting increased investment in the beverage business units relating to incremental capacity, as well as market-related investments.

Consolidated net debt: As of June 30, 2007, FEMSA recorded a cash balance of Ps. 8.820 billion (US$ 817 million), short-term debt of Ps. 6.224 billion (US$ 577 million), and long-term debt of Ps. 35.594 billion (US$ 3.298 billion), for a net debt balance of Ps. 32.998 billion (US$ 3.058 billion), which was 12.5% higher than on June 30, 2006. The increase in net debt was mainly related to the acquisition of an additional 8.02% interest in Coca-Cola FEMSA and to a capital increase at our Brazilian beer operations, which concluded the capitalization of those operations.

[1]
FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of June 30, 2007 was 3,578,226,270 equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

Soft Drinks - Coca-Cola FEMSA

Coca-Cola FEMSA’s financial results and discussion are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release.

Beer - FEMSA Cerveza

The results of FEMSA Cerveza provided here now fully consolidate the results of our subsidiary Cervejarias Kaiser (in Brazil), which we acquired in January of 2006. As of our presentation of our 1Q07 results, all comparisons to prior periods will fully reflect the Kaiser acquisition.

Mexico sales volume increased 3.2% to 7.246 million hectoliters in 2Q07, despite very tough comparable growth figures from the second quarter of 2006. The second quarter volume performance also reflects higher precipitation rates during the first half of the quarter in Northern Mexico as compared to the prior year and to historical averages, partially offsetting the positive impact of the Easter holidays. Despite a slow start, demand improved as the quarter progressed. Once again, growth was led by our Tecate Light, Sol, and Indio brands. For the first half of 2007, Mexico sales volume increased 2.9% to 12.904 million hectoliters.

Brazil sales volume increased 8.1% to 2.004 million hectoliters in 2Q07. This growth was driven by increasing demand for our Sol, Kaiser and Bavaria brands as well as by continued strong consumption trends in the Brazilian market. For the first half of 2007, Brazil sales volume increased 11.4% to 4.341 million hectoliters.

Export sales volume increased 27.1% to 968 thousand hectoliters in 2Q07, mainly driven by increased demand for our Dos Equis and Tecate brands in the U.S. and for our Sol brand in other key markets. For the first half of 2007, export sales volume increased 17.4% to 1.650 million hectoliters.

Total revenues increased 2.7% to Ps. 9.964 billion in 2Q07, primarily driven by higher sales in exports and in Brazil, which offset a decrease in other revenues of Ps. 94 million which was driven by a higher percentage of our packaging production going to internal demand as opposed to third-party sales.

Mexico price per hectoliter decreased 2.2% in real terms to Ps. 977 in 2Q07, as price increases gradually implemented during the quarter were insufficient to fully offset the effects of inflation for the period. Brazil price per hectoliter increased 2.8% in real terms to Ps. 553 in 2Q07, reflecting a price increase implemented late during the first quarter. Export price per hectoliter decreased 3.6% to Ps. 1,023 in 2Q07, as the effect of a strong Peso more than offset an increase in dollar terms of 3.1%.

For the first half of 2007, total revenues increased 3.1% to Ps. 18.121 billion driven by a 4.4% increase in beer sales. Export beer sales volume represented 8.7% of total beer sales volume, up from 7.9% in the comparable period in 2006. Brazil beer sales volume represented 23% of total beer sales volume, up from 21.8% in the comparable period in 2006.

Cost of sales increased 7.3% to Ps. 4.323 billion in 2Q07. This increase was mainly driven by total volume growth of 6% and higher prices for raw materials, particularly grains, which were partially offset by the effect of strong Peso valuation. To a lesser extent, cost of sales was also impacted by the increasing amount of glass bottles we are buying from third parties as our own glass capacity is being utilized at 100%. Gross profit decreased 0.5% to Ps. 5.641 billion in 2Q07, resulting in a gross margin of 56.6%. For the first half of 2007, cost of sales increased 9.7% to Ps. 8.161 billion. Gross margin contracted by 270 basis points to 55.0% of total revenues.

Income from operations decreased 16.8% to Ps. 1.668 billion in 2Q07, and operating margin contracted by 400 basis points to reach 16.7% of total revenues. Operating expenses increased 8.3% to Ps. 3.973 billion, reaching 39.9% of total revenues in 2Q07, 210 basis points higher than in 2Q06. Specifically, administrative expenses were contained during the quarter and reached Ps. 1.038 billion, representing a 1.4% increase over 2Q06 levels.

Selling expenses increased 11.0% to Ps. 2.935 billion. Approximately 3% of this 11% increase resulted from stepped-up marketing activities in Brazil, yet we achieved flat income from operations in Brazil for the quarter. The remaining increase in selling expenses was driven by i) ongoing market-related initiatives such as incremental services provided to retailers whose margins we adjust and marketing for brand building activities in Mexico, ii) incremental brand support for Dos Equis and the launch of Tecate Light in the U.S., and iii) to a lesser extent, the one-time impact of increased direct distribution expenses related to the acquisition of two large distributors in the second quarter of 2006, as well as strengthened sales structures in Mexico. We are now lapping these one-time events, and any further increases in direct distribution going forward will be minor.

For the first half of 2007, income from operations decreased 31.7% to Ps. 2.136 billion, reaching 11.8% of total revenues.

Oxxo Stores - FEMSA Comercio

Total revenues increased 12.3% to Ps. 10.431 billion in 2Q07, primarily as a result of the opening of 159 net new Oxxo stores in the quarter, representing a 4.6% increase over the prior year and a total increase of 731 net new Oxxo stores during the last twelve months. There are a total of 5,097 Oxxos nationwide.

For the first half of 2007, total revenues increased 13.1% to Ps. 19.333 billion.

Same-store sales increased an average of 1.2% during the quarter, reflecting a 1.8% increase in store traffic, which was driven by successful promotional activity and by the increasing equity of the Oxxo brand, which offset a 0.6% decrease in the average customer ticket. The reduced average ticket continued to reflect a gradual shift in our sales mix away from phone cards, which have an average ticket higher than our store average. Although this reduction negatively affects same-store-sales, it positively impacts margins. Despite a softer consumer demand environment and unseasonably cold and rainy weather in the North of Mexico, particularly during the key Easter holiday period in April, consumer demand improved as the quarter progressed.

For the first half of 2007, Oxxo same-store sales increased an average of 2.3%, driven by an increase of 3.1% in store traffic and a reduction of 0.8% in average ticket.

Cost of sales increased 11.0% to Ps. 7.591 billion in 2Q07, resulting in an 80 basis point improvement in gross margin to reach 27.2% of total revenues. This improvement resulted from better pricing strategies in some categories, as well as from coordinated efforts with our suppliers to provide the right promotions and the right products for consumers. Also, certain high margin categories performed well such as coffee and sweets that helped drive this margin expansion and fill the space left by the softness in the phone card category.

Income from operations increased 35.9% to Ps. 530 million in 2Q07. Operating expenses increased 12.1% to Ps. 2.310 billion. Administrative expenses decreased 10.1% to Ps. 178 million, as our initial capitalized investments in the Oracle ERP system have been fully amortized, and new cost controls for travel expenses began to show results. Selling expenses increased 14.5% to Ps. 2.132 billion, slightly ahead of the quarter’s soft revenues. Despite tough comparisons versus 2Q06 and continued infrastructure investment, Oxxo’s operating margin expanded 90 basis points to 5.1% of total revenues.

For the first half of 2007, income from operations increased 35.9% to Ps. 787 million, resulting in an operating margin of 4.1%, a 70 basis point expansion from the prior year.

Recent Developments

Coca-Cola FEMSA reached an understanding with The Coca-Cola Company to acquire Remil bottler
Coca-Cola FEMSA reached an understanding with The Coca-Cola Company to acquire its wholly owned bottling franchise located in the state of Minas Gerais (Refrigerantes Minas Gerais Ltda., “REMIL”) in Brazil. The closing, terms and conditions of the transaction are subject to a confirmatory due-diligence process, negotiation and execution of a definitive agreement and approval by the board of directors of both companies. Remil covers a population of approximately 15 million inhabitants, including Belo Horizonte, the third largest city in Brazil. The transaction would be expected to close during the first quarter of 2008.

Jugos del Valle Transaction
On June 25, the Comisión Federal de Competencia in Mexico (CFC), the Mexican Antitrust Commission, officially notified the The Coca-Cola Company and Coca-Cola FEMSA of its decision to object to the acquisition of Jugos del Valle, S.A.B. de C.V. (Jugos del Valle). Subsequently, we filed a motion of reconsideration with the CFC. On July 17, the CFC made public on its official website its decision to approve the acquisition of Jugos del Valle subject to certain conditions. We expect to receive the final notification in the following weeks.

FEMSA Files 2006 SEC Annual Report
On June 28 we filed our annual report on Form 20-F with the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2006.

CONFERENCE CALL INFORMATION:

Our Second Quarter 2007 Conference Call will be held on: Monday July 30, 2007, 2:00 PM EDT (1:00 PM Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 1-866-409-1555, International: 1-913-312-1235. This Conference Call will also be transmitted through live webcast at www.femsa.com/investor.

If you are unable to participate live, an instant replay of the conference call will be available through August 3, 2007. To listen to the replay please dial: Domestic U.S.: 1-888-203-1112; International: 1-719-457-0820, Passcode: 4253562.

Set forth in this press release is certain unaudited financial information for FEMSA for the second quarter of 2007 compared to the second quarter of 2006. We are a holding company whose principal activities are grouped under the following sub-holding companies and carried out by their respective operating subsidiaries: Coca-Cola FEMSA, S.A.B. de C.V., which engages in the production, distribution and marketing of non-alcoholic beverages; FEMSA Cerveza, S.A. de C.V., which engages in the production, distribution and marketing of beer and flavored alcoholic beverages; and FEMSA Comercio, S.A. de C.V., which engages in the operation of convenience stores.

All of the figures in this report were prepared in accordance with “Normas de Información Financiera” (Mexican Financial Reporting Standards or “Mexican FRS”, and have been restated in constant Mexican pesos (“Pesos” or “Ps.”) with purchasing power as of June 30, 2007. As a result, all percentage changes are expressed in real terms.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the exchange rate provided by the company in the tables that accompany this release. The exchange rate used for this purpose is 10.7926 Mexican pesos per US dollar, which is as of the end of the reporting period.

FORWARD LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Six pages of tables and Coca-Cola FEMSA’s press release to follow

FEMSA
Consolidated Income Statement
Expressed in Millions of Pesos as of June 30, 2007

	For the second quarter of:					For the six months of:
	2007	% of rev.	2006	% of rev.	% Increase	2007	% of rev.	2006	% of rev.	% Increase
Total revenues	36,006	100.0	33,512	100.0	7.4	67,863	100.0	62,788	100.0	8.1
Cost of sales	19,252	53.5	17,810	53.1	8.1	37,086	54.6	33,727	53.7	10.0
Gross profit	16,754	46.5	15,702	46.9	6.7	30,777	45.4	29,061	46.3	5.9
Administrative expenses	2,223	6.2	2,123	6.3	4.7	4,320	6.4	4,152	6.6	4.0
Selling expenses	9,423	26.1	8,503	25.5	10.8	18,202	26.8	16,361	26.1	11.3
Operating expenses	11,646	32.3	10,626	31.8	9.6	22,522	33.2	20,513	32.7	9.8
Income from operations	5,108	14.2	5,076	15.1	0.6	8,255	12.2	8,548	13.6	(3.4)
Other expenses	(316)		(535)		(40.9)	(509)		(639)		(20.3)
Interest expense	(1,212)		(1,066)		13.7	(2,263)		(2,097)		7.9
Interest income	199		202		(1.5)	378		381		(0.8)
Interest expense, net	(1,013)		(864)		17.2	(1,885)		(1,716)		9.8
Foreign exchange (loss) gain	316		(253)		N.S.	318		(381)		N.S.
Gain on monetary position	37		(26)		N.S.	397		204		94.6
Unhedged derivative instrument Gain on monetary position	90		(77)		N.S.	62		(128)		N.S.
Integral result of financing	(570)		(1,220)		(53.3)	(1,108)		(2,021)		(45.2)
Income before income tax	4,222		3,321		27.1	6,638		5,888		12.7
Income tax	(1,142)		(997)		14.5	(1,886)		(1,808)		4.3
Net income	3,080		2,324		32.5	4,752		4,080		16.5
Net majority income	2,238		1,883		18.9	3,308		3,121		6.0
Net minority income	842		441		90.9	1,444		959		50.6

EBITDA & CAPEX
Income from operations	5,108	14.2	5,076	15.1	0.6	8,255	12.2	8,548	13.6	(3.4)
Depreciation	1,026	2.8	1,071	3.2	(4.2)	2,058	3	2,091	3.3	(1.6)
Amortization & other	1,028	2.9	995	3.0	3.3	1,960	2.9	1,933	3.1	1.4
EBITDA	7,162	19.9	7,142	21.3	0.3	12,273	18.1	12,572	20.0	(2.4)
CAPEX	2,620		2,152		21.7	4,448		3,489		27.5

FINANCIAL RATIOS	2007	2006	Var. p.p.
Liquidity(1)	1.10	0.92	0.18
Interest coverage(2)	6.51	7.33	(0.82)
Leverage(3)	0.92	0.94	(0.02)
Capitalization(4)	36.36%	36.83%	(0.47)

(1)	Total current assets / total current liabilities.

(2)	Income from operations + depreciation + amortization & other / interest expense, net.

(3)	Total liabilities / total stockholders' equity.

(4)	Total debt / long-term debt + stockholders´ equity.

Total debt = short-term bank loans + current maturities long-term debt + long-term bank loans and notes payable.

FEMSA
Consolidated Balance Sheet
As of June 30:
(Expressed in Millions of Pesos as of June 30, 2007)

	2007	2006	% Increase
ASSETS
Cash and cash equivalents	8,820	9,224	(4.4)
Accounts receivable	6,646	6,125	8.5
Inventories	9,021	7,515	20.0
Prepaid expenses and other	3,712	2,806	32.3
Total current assets	28,199	25,670	9.9
Property, plant and equipment, net	50,887	50,382	1.0
Intangible assets(1)	57,750	57,393	0.6
Deferred assets	8,952	7,242	23.6
Other assets	6,701	6,209	7.9
TOTAL ASSETS	152,489	146,896	3.8

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	4,200	3,084	36.2
Current maturities long-term debt	2,024	6,474	(68.7)
Interest payable	448	391	14.6
Operating liabilities	18,875	17,899	5.5
Total current liabilities	25,547	27,848	(8.3)
Long-term debt	35,594	28,999	22.7
Deferred income taxes	4,227	4,018	5.2
Labor liabilities	3,251	2,740	18.6
Other liabilities	4,440	7,595	(41.5)
Total liabilities	73,059	71,200	2.6
Total stockholders’ equity	79,430	75,696	4.9
LIABILITIES AND STOCKHOLDERS’ EQUITY	152,489	146,896	3.8

(1) Includes mainly the intangible assets generated by acquisitions.

	June 30, 2007
DEBT MIX	Ps.	% Integration	Average Rate
Denominated in:
Mexican pesos	31,282	74.8%	9.2%
Dollars	8,891	21.3%	6.5%
Colombian pesos	611	1.4%	9.7%
Brazilian Reals	534	1.3%	10.5%
Venezuelan bolivars	311	0.7%	12.1%
Argentinan pesos	189	0.5%	10.5%
Total debt	41,818	100.0%	8.7%

Fixed rate(1)	31,206	74.6%
Variable rate(1)	10,612	25.4%

% of Total Debt	2007	2008	2009	2010	2011	2012	2013+
DEBT MATURITY PROFILE	5.5%	19.6%	13.1%	11.7%	9.9%	21.8%	18.4%

(1) Includes the effect of interest rate swaps.

Coca-Cola FEMSA
Results of Operations
Expressed in Millions of Pesos as of June 30, 2007

	For the second quarter of:					For the six months of:
	2007	% of rev.	2006	% of rev.	% Increase	2007	% of rev.	2006	% of rev.	% Increase
Total revenues	16,460	100.0	15,210	100.0	8.2	31,760	100.0	29,197	100.0	8.8
Cost of sales	8,544	51.9	7,906	52.0	8.1	16,704	52.6	15,229	52.2	9.7
Gross profit	7,916	48.1	7,304	48.0	8.4	15,056	47.4	13,968	47.8	7.8
Administrative expenses	870	5.3	836	5.5	4.0	1,663	5.2	1,647	5.6	1.0
Selling expenses	4,267	25.9	3,952	26.0	8.0	8,303	26.2	7,731	26.5	7.4
Operating expenses	5,137	31.2	4,788	31.5	7.3	9,966	31.4	9,378	32.1	6.3
Income from operations	2,779	16.9	2,516	16.5	10.5	5,090	16.0	4,590	15.7	10.9
Depreciation	389	2.4	384	2.5	1.3	775	2.4	769	2.6	0.8
Amortization & other	327	1.9	380	2.6	(13.9)	662	2.2	709	2.5	(6.6)
EBITDA	3,495	21.2	3,280	21.6	6.6	6,527	20.6	6,068	20.8	7.6
Capital expenditures	768		775		(0.9)	1,306		1,233		5.9

Sales volumes
(Millions of unit cases)
Mexico	300.4	56.1	289.2	57.1	3.9	552.1	53.4	535.3	55.0	3.1
Central America	32.0	6.0	30.3	6.0	5.6	63.5	6.1	58.6	6.0	8.4
Colombia	47.7	8.9	45.3	9.0	5.3	95.6	9.2	87.3	9.0	9.5
Venezuela	51.3	9.6	44.2	8.7	16.1	100.5	9.7	85.2	8.8	18.0
Brazil	66.9	12.5	60.2	11.9	11.1	139.5	13.5	128.0	13.2	9.0
Argentina	37.6	7.0	36.7	7.3	2.5	83.5	8.1	77.7	8.0	7.4
Total	535.9	100.0	505.9	100.0	5.9	1,034.7	100.0	972.1	100.0	6.4

FEMSA Cerveza
Results of Operations
Expressed in Millions of Pesos as of June 30, 2007

	For the second quarter of:					For the six months of:
	2007	% of rev.	2006	% of rev.	% Increase	2007	% of rev.	2006	% of rev.	% Increase
Sales:
Mexico	7,081	71.1	7,016	72.3	0.9	12,616	69.6	12,358	70.3	2.1
Brazil	1,108	11.1	997	10.3	11.1	2,333	12.9	2,118	12.1	10.2
Export	990	9.9	808	8.3	22.5	1,678	9.3	1,455	8.3	15.3
Beer sales	9,179	92.1	8,821	90.9	4.1	16,627	91.8	15,931	90.7	4.4
Other revenues	785	7.9	879	9.1	(10.7)	1,494	8.2	1,637	9.3	(8.7)
Total revenues	9,964	100.0	9,700	100.0	2.7	18,121	100.0	17,568	100.0	3.1
Cost of sales	4,323	43.4	4,029	41.5	7.3	8,161	45.0	7,437	42.3	9.7
Gross profit	5,641	56.6	5,671	58.5	(0.5)	9,960	55.0	10,131	57.7	(1.7)
Administrative expenses	1,038	10.4	1,024	10.6	1.4	2,060	11.4	1,992	11.3	3.4
Selling expenses	2,935	29.5	2,643	27.2	11.0	5,764	31.8	5,011	28.6	15.0
Operating expenses	3,973	39.9	3,667	37.8	8.3	7,824	43.2	7,003	39.9	11.7
Income from operations	1,668	16.7	2,004	20.7	(16.8)	2,136	11.8	3,128	17.8	(31.7)
Depreciation	386	3.9	431	4.4	(10.4)	790	4.4	832	4.7	(5.0)
Amortization & other	648	6.5	602	6.2	7.6	1,212	6.6	1,204	6.9	0.7
EBITDA	2,702	27.1	3,037	31.3	(11.0)	4,138	22.8	5,164	29.4	(19.9)
Capital expenditures	1,312		951		38.0	2,188		1,554		40.8

Sales volumes
(Thousand hectoliters)
Mexico	7,246.1	70.9	7,022.1	72.9	3.2	12,904.2	68.3	12,536.4	70.3	2.9
Brazil	2,003.7	19.6	1,854.0	19.2	8.1	4,341.1	23.0	3,898.0	21.8	11.4
Exports	967.7	9.5	761.2	7.9	27.1	1,650.2	8.7	1,406.0	7.9	17.4
Total	10,217.5	100.0	9,637.3	100.0	6.0	18,895.5	100.0	17,840.4	100.0	5.9

Price per hectoliter
Mexico	977.2	999.1	(2.2)	977.7	985.8	(0.8)
Brazil	553.0	537.8	2.8	537.4	543.4	(1.1)
Exports	1,023.1	1,061.5	(3.6)	1,016.9	1,034.8	(1.7)
Total	898.4	915.3	(1.9)	879.9	893.0	(1.5)

FEMSA Comercio
Results of Operations
Expressed in Millions of Pesos as of June 30, 2007

	For the second quarter of:					For the six months of:
	2007	% of rev.	2006	% of rev.	% Increase	2007	% of rev.	2006	% of rev.	% Increase
Total revenues	10,431	100.0	9,289	100.0	12.3	19,333	100.0	17,095	100.0	13.1
Cost of sales	7,591	72.8	6,839	73.6	11.0	14,125	73.1	12,623	73.8	11.9
Gross profit	2,840	27.2	2,450	26.4	15.9	5,208	26.9	4,472	26.2	16.5
Administrative expenses	178	1.7	198	2.1	(10.1)	366	1.9	361	2.1	1.4
Selling expenses	2,132	20.4	1,862	20.1	14.5	4,055	20.9	3,532	20.7	14.8
Operating expenses	2,310	22.1	2,060	22.2	12.1	4,421	22.8	3,893	22.8	13.6
Income from operations	530	5.1	390	4.2	35.9	787	4.1	579	3.4	35.9
Depreciation	128	1.2	103	1.1	24.3	250	1.3	201	1.2	24.4
Amortization & other	104	1.0	89	1.0	16.9	209	1.0	178	1.0	17.4
EBITDA	762	7.3	582	6.3	30.9	1,246	7.4	958	6.4	30.1
Capital expenditures	479		399		20.1	857		645		32.9

Information of Convenience Stores
Total stores						5,097		4,366		16.7
Net new convenience stores:	159		152		4.6
vs. June prior year						731		706		3.5
vs. December prior year						250		225		11.1
Same store data: (1)
Sales (thousands of pesos)	669.0		660.7		1.2	628.9		615.1		2.3
Traffic	23.2		22.8		1.8	22.0		21.3		3.1
Ticket	28.8		29.0		(0.6)	28.6		28.9		(0.8)

(1) Monthly average information per store, considering same stores with at least 13 months of operations.

FEMSA
Macroeconomic Information

			Exchange Rate
	Inflation		as of June 30, 2007
	June 06 -	March 07 -	Per	Per
	June 07	June 07	USD	Mx. Peso
Mexico	3.98%	-0.43%	10.7926	1.0000
Colombia	6.04%	1.33%	1,960.6100	0.0055
Venezuela	19.43%	4.99%	2,150.0000	0.0050
Brazil	3.95%	0.81%	1.9262	5.6031
Argentina	8.77%	1.61%	3.0930	3.4894

2007 SECOND-QUARTER
AND FIRST SIX MONTHS RESULTS

	Second Quarter			YTD
	2007	2006%	r%	2007	2006	r%
Total Revenues	16,460	15,210	8.2%	31,760	29,197	8.8%
Gross Profit	7,916	7,304	8.4%	15,056	13,968	7.8%
Operating Income	2,779	2,516	10.5%	5,090	4,590	10.9%
Majority Net Income	1,739	755	130.3%	2,896	1,721	68.3%
EBITDA(1)	3,495	3,280	6.6%	6,527	6,068	7.6%
Net Debt (2) (3)	13,262	14,775	-10.2%

EBITDA (1) / Interest Expense	5.84	5.68
Earnings per Share	0.94	0.41
Capitalization(4)	32.3%	33.2%

Expressed in million of Mexican pesos with purchasing power as of June 30, 2007
(1) EBITDA = Operating income + Depreciation + Amortization & Other Non-cash Charges.
See reconciliation table on page 11.
(2) Net Debt = Total Debt - Cash
(3) Figures for 2006 are as of December 31, 2006.
(4) Total debt / (long-term debt + stockholders' equity)

•
Total revenues reached Ps. 16,460 million in the second quarter of 2007, an increase of 8.2% compared to the second quarter of 2006, and increased 8.8% for the first six months of the year to Ps. 31,760 million compared to same period of 2006.

•
In spite of raw material pressures, consolidated operating income increased 10.5% to Ps. 2,779 million for the second quarter of 2007, and 10.9% for the first six months of the year to Ps. 5,090 million, mainly driven by higher profitability in the operations outside of Mexico. Our operating margin was 16.9% for the second quarter of 2007 and 16.0% for the first half of the year.

•
Consolidated majority net income increased 130.3% to Ps. 1,739 million in the second quarter of 2007, and 68.3% to Ps. 2,896 million for the first half of the year, resulting in earnings per share of Ps. 0.94 for the second quarter of 2007, and Ps. 1.57 for the first half of the year.

•	We have reached an understanding with The Coca-Cola Company to acquire its wholly owned bottling franchise located in the state of Minas Gerais (“REMIL”) in Brazil.

Mexico City (June 27, 2007), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America and the second-largest Coca-Cola bottler in the world in terms of sales volume, announces results for the second quarter 2007 and the first six months of the year.

“Our positive results for the quarter reflected higher domestic consumption of our beverage products, supported by our markets’ strengthening economies and currency revaluations. This growth, along with our greater operating leverage, fueled a double-digit increase in operating income for the quarter and more than compensated for sweetener cost pressures in Mexico. Our company’s focus on innovation and advanced multi-segmentation initiatives continued to foster double-digit growth in our markets outside of Mexico and improved results in our Mexican territories. Additionally, in line with our strategy of expand our footprint in Latin America, we have reached an understanding with The Coca-Cola Company to acquire one of its territories in Brazil. The transaction will increase our presence in the growing Brazilian market by more than a third.” said Carlos Salazar Lomelín, Chief Executive Officer of the Company.

RECENT DEVELOPMENTS

•
We have reached an understanding with The Coca-Cola Company to acquire its wholly owned bottling franchise located in the state of Minas Gerais (Refrigerantes Minas Gerais Ltda., “REMIL”) in Brazil. The closing, terms and conditions of the transaction are subject to a confirmatory due-diligence process, negotiation and execution of a definitive agreement and approval by the board of directors of both companies. Remil covers a population of approximately 15 million inhabitants, including Belo Horizonte, the third largest city in Brazil. The transaction would be expected to close during the first quarter of 2008.

•
On June 25, the Comisión Federal de Competencia in Mexico (CFC), the Mexican Antitrust Commission, officially notified the The Coca-Cola Company and us of its decision to object to the acquisition of Jugos del Valle, S.A.B. de C.V.(Jugos del Valle). Subsequently, we filed a motion of reconsideration with the CFC. On July 17, the CFC made public on its official website its decision to approve the acquisition of Jugos del Valle subject to certain conditions. We expect to receive the final notification in the following weeks.

•	On June 25 we filed our annual report for the fiscal year ended December 31, 2006 with the Bolsa Mexicana de Valores and on Form 20-F with the U.S. Securities and Exchange Commission.

CONSOLIDATED RESULTS

Our consolidated total revenues increased 8.2% to Ps. 16,460 million in the second quarter of 2007, compared to the second quarter of 2006 as a result of increases in all of our territories; Mexico and Venezuela represented approximately 55% of this growth. Our consolidated average price per unit case increased 2.2% to Ps. 30.18 (US$ 2.80) in the second quarter of 2007 compared to the same period of 2006 driven by average price increases in the majority of our operations.

Total sales volume increased 5.9% to 535.9 million unit cases in the second quarter of 2007 as compared to the same period of 2006, mainly driven by 6.4% volume growth of the Coca-Cola brand, which accounted for more than 65% of our total incremental volumes during the quarter. Carbonated soft drinks sales volume grew 5.0% to 446.8 million unit cases, driven by volume growth across all of our territories.

Our gross profit increased 8.4% to Ps. 7,916 million in the second quarter of 2007, compared to the second quarter of 2006, driven by increases in all of our operations. Gross margin reached 48.1% in the second quarter of 2007 from 48.0% in the same period of 2006. Increases in average price per unit case more than compensated for higher sweetener costs mainly in Mexico.

Our consolidated operating income increased 10.5% to Ps. 2,779 million in the second quarter of 2007. Double-digit increases in operating income in most of our operations more than compensated for the decline in Mexico. Our operating margin was 16.9% in the second quarter of 2007, an improvement of 40 basis points as a result of higher fixed-cost absorption due to incremental revenues.

As we mentioned in our first quarter press release, beginning in 2007, accordingly to the Mexican Financial Reporting Standards, we recorded employee profit sharing in the other expenses line, instead of being recorded in the income tax line. For comparison purposes we are reflecting 2006 information with this change, which amounted to Ps. 92 million in the second quarter of 2006 and Ps. 53 million in the same period of 2007.

Our integral cost of financing declined by 80.2% in the second-quarter of 2007 to Ps. 181 million as compared to the same period of 2006, mainly driven by a foreign exchange gain resulting from the appreciation of the Mexican pesos against the U.S. dollar as applied to our liability position denominated in foreign currency, compared to a loss recorded in the same period of 2006 and a non-hedge accounting derivative instrument gain compared to a loss from the previous year.

During the second quarter of 2007 income tax, as a percentage of income before taxes, was 25.3% as compared to 39.2% in the same quarter of 2006 mainly due to tax credits received during the quarter in the amount of Ps. 67 million.

Our consolidated majority net income increased by 130.3% to Ps. 1,739 million in the second quarter of 2007, compared to the second quarter of 2006, resulting from (i) a decline in our integral cost of financing, (ii) an increase in our operating income, and (iii) a reduction in income taxes. Earnings per share (“EPS”) were Ps. 0.94 (US$ 0.87 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

BALANCE SHEET

As of June 30, 2007, Coca-Cola FEMSA had a cash balance of Ps. 6,988 million (US$ 648 million), an increase of Ps. 2,217 million (US$ 205 million), compared to December 31, 2006, resulting from the issuance of new debt during the first quarter and from internal cash generation.

Total short-term debt including current maturity of long term debt, was Ps. 2,917 million (US$ 270 million) and long-term debt was Ps. 17,333 million (US$ 1,606 million), a gross debt increase of Ps. 704 million (US$ 65 million) compared with year end 2006, as a result of the issuance of new debt. Net debt decreased approximately Ps. 1,513 million (US$ 140 million) compared to year end of 2006, due to bank debt prepayment and the maturity of our KOF03 “Certificado Bursátil” in April 2007.

As we mentioned on our first quarter press release, in March 2007 we successfully issued Ps. 3,000 million (US$ 278 million) in 5 year “Certificados Bursátiles” at a rate of 28-day TIIE minus 6 basis points, a portion of the proceeds from this issuance was used to refinance the maturity of our KOF 03 “Certificado Bursátil” in April 2007. The remaining portion of the proceeds will be used for the financing of the Jugos del Valle acquisition, once all necessary regulatory approvals take place.

The weighted average cost of debt for the quarter was 7.92%. The following charts sets forth the Company’s debt profile by currency and interest rate type and by maturity date as of June 30, 2007:

Currency	% Total Debt(2)	% Interest Rate Floating(2)
U.S. dollars	47.0%	55.5%
Mexican pesos	46.9%	22.7%
Venezuelan bolivares	2.9%	0.0%
Other (1)	3.2%	17.8%

(1)	Includes the equivalent of US$ 49.5 million denominated in Argentine pesos, and US$ 10.7 million denominated in Colombian pesos.

(2)	After giving effect to cross-currency swaps.

Debt maturity Profile

	2007	2008	2009	2010	2011	2012 +
% of Total Debt	4.0%	22.7%	18.0%	5.0%	0.3%	50.0%

Consolidated Statement of Changes in Financial Position
Expressed in million of Mexican pesos and U.S. dollars as of June 30, 2007

	Jan - Jun 2007
	Ps.	USD
Net income	3,001	278
Non cash charges to net income	1,692	157
	4,693	435
Change in working capital	(757)	(70)
NRGOA(1)	3,936	365
Total investments	(1,207)	(112)
Dividends declared	(809)	(75)
Debt increase	704	65
Deferred taxes and others	(407)	(38)
Increase in cash and cash equivalents	2,217	205
Cash and cash equivalents at begining of period	4,771	442
Cash and cash equivalents at end of period	6,988	647

(1) Net Resources Generated by Operating Activities

MEXICAN OPERATING RESULTS

Revenues

Total revenues from our Mexican territories increased 4.0% to Ps. 8,537 million in the second quarter of 2007, as compared to the same period of the previous year. Sales volume growth compensated for slightly lower average price per unit case for the quarter. Average price per unit case declined 0.2% to Ps. 28.25 (US$ 2.62), as compared to the second quarter of 2006. Incremental volumes from jug water, which carry lower average price per unit case, more than offset average price per unit case increases in the carbonated soft drink category. Excluding Ciel water volume in 5.0, 19.0 and 20.0-liter packaging presentations, our average price per unit case was Ps. 32.95 (US$ 3.05) a 0.9% increase as compared to the same period of 2006.

Total sales volume increased 3.8% to 300.4 million unit cases in the second quarter of 2007, as compared to the second quarter of 2006, resulted from (i) a 1.7% sales volume growth in carbonated soft drinks, driven by a 3.0% increase in the Coca-Cola brand, with Coca-Cola Zero accounting for more than 65% of this incremental volume, (ii) a 9.5% sales volume growth in jug water, and (iii) incremental volumes in bottled water in single serve presentations. The non-carbonated beverage segment excluding bottled water grew almost 40% in the second quarter of 2007 as compared to the same period of 2006, mainly driven by strong volume growth from the no calorie flavored water Ciel Aquarius, and Powerade, an isotonic beverage.

Operating Income

Our gross profit increased by 1.5% to Ps. 4,436 million in the second quarter of 2007 as compared to the same period of 2006. Gross margin declined from 53.3% in the second quarter of 2006 to 52.0% in the same period of 2007, as a result of higher sweetener costs year over year.

Operating income declined 1.6% to Ps. 1,827 million in the second quarter of 2007, as compared to Ps. 1,856 million in the same period of 2006 as a result of higher sweetener costs. Our operating margin was 21.4% in the second quarter of 2007, a decline of 120 basis points as compared to the second quarter of 2006, due to the gross margin decrease.

CENTRAL AMERICAN OPERATING RESULTS (Guatemala, Nicaragua, Costa Rica and Panama)

Revenues

Total revenues reached Ps. 1,143 million in the second quarter of 2007, an increase of 7.7% compared to the same period of 2006. Volume growth accounted for more than 75% of our incremental revenues in the quarter and higher average prices per unit case were the balance. Average price per unit case increased by 1.6% to Ps. 35.66 (US$ 3.30) in the second quarter of 2007, as compared to the second quarter of 2006, mainly as a result of strong volume growth in single serve presentations, which carry higher average price per unit case, combined with price increases implemented during the last twelve months throughout Central America.

Total sales volume in our Central American territories grew 6.0% to 32.0 million unit cases in the second quarter of 2007, as compared to the same period of 2006, resulting from incremental volumes of the carbonated soft drink category, which accounted for more than 65% of the growth. Incremental volumes of the Coca-Cola brand accounted for more than 40% of the growth, and flavored carbonated soft drinks and non-carbonated beverages, excluding bottled water contributed almost equally to the balance. In the second quarter of 2007 non-carbonated beverages, excluding bottled water, increased more than 25% as compared to the same period of 2006 due to strong growth of Hi-C, a juice based product and Powerade, an isotonic beverage.

Operating Income

Gross profit reached Ps. 537 million, an increase of 9.6% in the second quarter of 2007, as compared to the same period of 2006, as a result of improved operating leverage due to higher revenues. Gross margin rose from 46.2% in the second quarter of 2006 to 47.0% in the second of 2007, resulting in a gross margin improvement of 80 basis points.
Our operating income increased 18.4% to Ps. 174 million in the second quarter of 2007, as compared to the second quarter of 2006, driven by higher fixed cost absorption resulting from improved operating leverage. Our operating margin reached 15.2% in the second quarter of 2007, an improvement of 130 basis points as compared to the same period of 2006.

COLOMBIAN OPERATING RESULTS

Revenues

Total revenues increased 12.0% to Ps. 1,696 million in the second quarter of 2007, as compared to the second quarter of 2006. Higher average prices drove more than 50% of this growth and sales volume growth represented the balance. Our average price per unit case grew 6.5% to Ps. 35.56 (US$ 3.30), as a result of price increases implemented in the last 12 months.

Total sales volume in the second quarter of 2007 grew 5.3%, as compared to the same period of 2006, to 47.7 million unit cases. Carbonated soft drinks volume growth accounted for more than 85% of the incremental volume in the quarter, mainly driven by the Coca-Cola brand, with bottled water accounting for the majority of the balance. Non-carbonated beverages, excluding bottled water, increased over 20% as a result of strong growth of Powerade, the isotonic beverage.

Operating Income

Our gross profit increased 26.4% to Ps. 833 million in the second quarter of 2007, as compared to the same period of the previous year. The strong appreciation of the Colombian peso as applied to our U.S. dollar denominated raw materials combined with lower sweetener costs and operating efficiencies, resulted in a gross margin expansion of 560 basis points from 43.5% in the second quarter of 2006 to 49.1% in the second quarter of 2007.

Operating expenses declined by 130 basis points as percentage of total revenues, due to operating leverage achieved by higher revenues as compared to the same period of 2006. Operating income increased 85.4% to Ps. 293 million in the second quarter of 2007, as compared to the same period of 2006. Our operating margin reached 17.3% in the second quarter of 2007, an increase of 690 basis points as compared to the same period of 2006.

VENEZUELAN OPERATING RESULTS

Revenues

Total revenues from our Venezuelan operations increased 21.1% to Ps. 2,070 million in the second quarter of 2007, as compared to the same period of 2006. Volume growth accounted for over 75% of the incremental revenues during the quarter and an average price per unit case increase was responsible for the balance. Our average price reached Ps. 40.27 (US$ 3.73) in the second quarter of 2007.

Total sales volume increased 16.1% to 51.3 million unit cases during the second quarter of 2007, as compared to the same quarter of 2006. Carbonated soft drinks sales volume growth more than offset a decrease in jug water. Non-carbonated beverages, excluding bottled water, grew 5.0% in the quarter compared to the second quarter of 2006, mainly driven by incremental volumes of Nestea, a ready to drink iced-tea.

Operating Income

Gross profit reached Ps. 824 million, an increase of 25.6% in the second quarter of 2007, as compared to the same period of the previous year. In spite of the increase in the average cost per unit case driven by higher raw material prices, our gross margin improved 140 basis points from 38.4% in the second quarter of 2006 to 39.8% in the same period of 2007, due to higher revenues.

Operating income reached Ps. 89 million, in the second quarter of 2007, a significant increase from a small base, as compared to the same period of the previous year, resulting in an operating margin increase of 280 basis points to 4.3%. Operating expenses as a percentage of total revenues declined from 36.9% in the second quarter of 2006 to 35.5% in the same period of 2007 due to higher fixed-cost absorption driven by higher revenues.

ARGENTINE OPERATING RESULTS

Revenues

In Argentina, our total revenues reached Ps. 807 million in the second quarter of 2007 as a result of increases in sales volume and better average price per unit case. Average price per unit case reached Ps. 21.30 (US$ 1.97) in the second quarter of 2007 and continued to be the lowest among our territories.

In the second quarter of 2007, total sales volume increased 2.5% to 37.6 million unit cases, as compared to the same period of 2006. Sales volume growth from the Coca-Cola brand, driven by the introduction of Coca-Cola Zero more than compensated flavored carbonated soft drink sales volume decline of our value protection brand Tai. Sales volume of non-carbonated beverages, excluding bottled water, more than doubled its size in the quarter from a small base reaching 3.2% of our total sales volume in the second quarter of 2007 as compared to 1.6% in the same period of the previous year.

Operating Income

Gross profit increased 10.3% to Ps. 321 million in the second quarter of 2007, as compared to the second quarter of 2006. Higher sweetener costs were partially compensated by lower cost of PET bottles, resulting in a gross margin decrease of 10 basis points to 39.8%, as compared to the second quarter of 2006.

Operating expenses increased 11.4% in the second quarter of 2007 mainly due to higher freight costs and salary expenses. Higher revenues more than offset incremental expenses, resulting in an increase in operating income of 7.4% to Ps. 87 million in the second quarter of 2007, as compared to the same period of 2006. Our operating income margin decreased 30 basis points to 10.8% in the second quarter of 2007.

BRAZILIAN OPERATING RESULTS

Revenues

Net revenues increased 11.3% to Ps. 2,201 million in the second quarter of 2007, as compared to the same period of 2006. Excluding beer, net revenues increased 13.3% to Ps. 1,982 million in the second quarter of 2007, as compared to the same period of 2006, with volume growth accounting for almost 85% of the incremental net revenues and average price improvement accounting for the balance. Excluding beer, average price per unit case increased 2.0% to Ps. 29.63 (US$ 2.75) during the second quarter of 2007, mainly driven by a product mix shift towards our core brands, which carry higher average price per unit case than our value protection brands. Total revenues from beer were Ps. 219 million in the second quarter of 2007.

Sales volume, excluding beer, increased 11.1% to 66.9 million unit cases in the second quarter of 2007, as compared to the second quarter of 2006. Carbonated soft drinks sales volume growth accounted for over 85% of the incremental volumes, driven by the Coca-Cola brand and the introduction of Coca-Cola Zero. Non-carbonated beverages, excluding bottled water, almost doubled its size from a small base reaching 1.6% of our total sales volume, driven by the introduction of Aquarius, a no-calorie flavored water, combined with strong performance of juice based products under Minute Maid Mais brand.

Operating Income

In the second quarter of 2007, our gross profit increased by 15.4% to Ps. 965 million, as compared to the same period of the previous year. Lower average cost per unit case, resulted from (i) the appreciation from the Brazilian Real as applied to our U.S. dollar denominated raw materials, (ii) lower sweetener costs, and (iii) lower PET bottler costs resulting from better procurement practices, contributed to gross margin improvement of 160 basis points to 43.7% in the second quarter of 2007.

Operating income increased 24.1% in the second quarter of 2007, as compared to the same period of 2006. Our operating margin was 14.0% in the second quarter of 2007, an increase of 150 basis points as compared to the second quarter of 2006, due to lower average cost per unit case combined with higher revenues.

SUMMARY OF SIX-MONTH RESULTS

Our consolidated total revenues increased 8.8% to Ps. 31,760 million in the first half of 2007, as compared to the first half of 2006, as a result of growth in all of our territories; Venezuela, Colombia and Brazil represented more than 65% of this growth. Consolidated average price per unit case increased 2.2% to Ps. 30.13 (US$ 2.79) in the first half of 2007. Higher average prices per unit case for the soft drink portfolio in all of our operations, more than offset incremental volumes of jug water in Mexico, which carry lower average unit price per unit case.

Total sales volume increased 6.4% to 1,034.7 million unit cases in the first half of 2007, as compared to the same period of the previous year. Sales volume growth in Mexico and Venezuela accounted for over 50% of our incremental volumes. Carbonated soft-drink sales volume grew 5.9% to 868.0 million cases, driven by incremental volume across all of our territories.

Our gross profit increased 7.8% to Ps. 15,056 million in the first half of 2007, as compared to the first half of the previous year, driven by gross profit growth across all of our territories except Mexico. Gross margin decreased slightly to 47.4% during the first half of 2007 from 47.8% in the first half of 2006, due to higher cost per unit case in all of our territories except for Colombia and Brazil.

Our consolidated operating income increased 10.9% to Ps. 5,090 million in the first half of 2007, as compared to the first half of 2006. Colombia and Venezuela accounted for most of this growth and more than offset an operating income decline in Mexico. Our operating margin improved 30 basis points to 16.0% in the first half of 2007, mainly driven by the improved operating leverage that resulted from higher revenues.

Our consolidated majority net income was Ps. 2,896 million in the first half of 2007 an increase of 68.3% compared to the first half of 2006, resulting from a decline in our integral cost of financing combined with an increase in operating income. EPS were Ps. 1.57 (US$ 1.45 per ADR) in the first half of 2007, computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

CONFERENCE CALL INFORMATION

Our second-quarter 2007 Conference Call will be held on: July 27, 2007, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 866-700-7477 and International: 617-213-8840. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through August 4, 2007. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 98344233.

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul and part of the state of Goias) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 31 bottling facilities in Latin America and serves over 1,500,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

❖ ❖ ❖

Figures for the Company’s operations in Mexico and its consolidated international operations were prepared in accordance with Mexican financial reporting standards (Mexican FRS). All figures are expressed in constant Mexican pesos with purchasing power at June 30, 2007. For comparison purposes, 2006 and 2007 figures from the Company’s operations have been restated taking into account local inflation of each country with reference to the consumer price index and converted from local currency into Mexican pesos using the official exchange rate at the end of the period published by the local central bank of each country. In addition, all comparisons in this report for the second quarter of 2007, which ended on June 30, 2007, are made against the figures for the comparable period in 2006, unless otherwise noted.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control that could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

U.S. dollar amounts in this report solely for the convenience of the reader have been translated from Mexican pesos at the noon day buying rate for pesos as published by the Federal Reserve Bank of New York at June 30, 2007, which exchange rate was Ps. 10.7901 to $1.00.

❖ ❖ ❖
(7 pages of tables to follow)

Consolidated Balance Sheet
Expressed in million of Mexican pesos with purchasing power as of June 30, 2007

Assets	Jun 07		Dec 06
Current Assets
Cash and cash equivalents	Ps.	6,988	Ps.	4,771
Total accounts receivable		2,564		3,113
Inventories		3,384		2,755
Prepaid expenses and other		1,401		1,071
Total current assets		14,337		11,710
Property, plant and equipment
Property, plant and equipment		34,435		35,221
Accumulated depreciation		-15,320		-15,779
Bottles and cases		1,252		1,248
Total property, plant and equipment, net		20,367		20,690
Investment in shares and other		472		452
Deferred charges, net		1,783		1,882
Intangibles assets and other assets		43,319		42,274
Total Assets	Ps.	80,278	Ps.	77,008

Liabilities and Stockholders' Equity	Jun 07		Dec 06
Current Liabilities
Short-term bank loans and notes	Ps.	2,917	Ps.	3,262
Interest payable		301		272
Suppliers		5,075		5,434
Other current liabilities		3,758		3,633
Total Current Liabilities		12,051		12,601
Long-term bank loans		17,333		16,284
Pension plan and seniority premium		916		896
Other liabilities		4,548		4,639
Total Liabilities		34,848		34,420
Stockholders' Equity
Minority interest		1,434		1,252
Majority interest
Capital stock		3,021		3,021
Additional paid in capital		12,925		12,925
Retained earnings of prior years		26,918		22,638
Net income for the period		2,896		5,088
Cumulative results of holding non-monetary assets		-1,764		-2,336
Total majority interest		43,996		41,336
Total stockholders' equity		45,430		42,588
Total Liabilities and Equity	Ps.	80,278	Ps.	77,008

Consolidated Income Statement
Expressed in million of Mexican pesos(1) with purchasing power as of June 30, 2007

	2Q 07	% Rev	2Q 06	% Rev	Δ%	YTD 07	% Rev	YTD 06	% Rev	Δ%
Sales Volume (million unit cases)	535.9		505.9		5.9%	1,034.7		972.1		6.4%
Average price per unit case	30.18		29.52		2.2%	30.13		29.48		2.2%
Net revenues	16,390		15,162		8.1%	31,632		29,094		8.7%
Other operating revenues	70		48		45.8%	128		103		24.3%
Total revenues	16,460	100%	15,210	100%	8.2%	31,760	100%	29,197	100%	8.8%
Cost of sales	8,544	51.9%	7,906	52.0%	8.1%	16,704	52.6%	15,229	52.2%	9.7%
Gross profit	7,916	48.1%	7,304	48.0%	8.4%	15,056	47.4%	13,968	47.8%	7.8%
Operating expenses	5,137	31.2%	4,788	31.5%	7.3%	9,966	31.4%	9,378	32.1%	6.3%
Operating income	2,779	16.9%	2,516	16.5%	10.5%	5,090	16.0%	4,590	15.7%	10.9%
Other expenses, net	208		292		-28.8%	378		333		13.5%
Interest expense	634		519		22.2%	1,118		1,068		4.7%
Interest income	166		99		67.7%	302		185		63.2%
Interest expense, net	468		420		11.4%	816		883		-7.6%
Foreign exchange (gain) loss	(132)		281		-147.0%	(35)		452		-107.7%
(Gain) Loss on monetary position	(65)		33		-297.0%	(254)		(132)		92.4%
Unhedged derivative instrument (gain) loss	(90)		182		-149.5%	(60)		218		-127.5%
Integral cost of financing	181		916		-80.2%	467		1,421		-67.1%
Income before taxes	2,390		1,308		82.7%	4,245		2,836		49.7%
Taxes	605		513		17.9%	1,244		1,019		22.1%
Consolidated net income	1,785		795		124.5%	3,001		1,817		65.2%
Majority net income	1,739	10.6%	755	5.0%	130.3%	2,896	9.1%	1,721	5.9%	68.3%
Minority net income	46		40		15.0%	105		96		9.4%
Operating income	2,779	16.9%	2,516	16.5%	10.5%	5,090	16.0%	4,590	15.7%	10.9%
Depreciation	389		384		1.3%	775		769		0.8%
Amortization and Other non-cash charges (2)	327		380		-13.9%	662		709		-6.6%
EBITDA (3)	3,495	21.2%	3,280	21.6%	6.6%	6,527	20.6%	6,068	20.8%	7.6%

(1) Except volume and average price per unit case figures.

(2) Includes returnable bottle breakage expense.

(3) EBITDA = Operating Income + Depreciation +Amortization & Other non-cash charges.

Mexican operations
Expressed in million of Mexican pesos(1) with purchasing power as of June 30, 2007

	2Q 07	% Rev	2Q 06	% Rev	Δ%	YTD 07	% Rev	YTD 06	% Rev	Δ%
Sales Volume (million unit cases)	300.4		289.3		3.8%	552.1		535.3		3.1%
Average price per unit case	28.25		28.30		-0.2%	28.09		28.33		-0.9%
Net revenues	8,485		8,187		3.6%	15,506		15,164		2.3%
Other operating revenues	52		21		147.6%	89		44		102.3%
Total revenues	8,537	100.0%	8,208	100.0%	4.0%	15,595	100.0%	15,208	100.0%	2.5%
Cost of sales	4,101	48.0%	3,836	46.7%	6.9%	7,590	48.7%	7,131	46.9%	6.4%
Gross profit	4,436	52.0%	4,372	53.3%	1.5%	8,005	51.3%	8,077	53.1%	-0.9%
Operating expenses	2,609	30.6%	2,516	30.7%	3.7%	4,991	32.0%	4,893	32.2%	2.0%
Operating income	1,827	21.4%	1,856	22.6%	-1.6%	3,014	19.3%	3,184	20.9%	-5.3%
Depreciation, Amortization & Other non-cash charges (2)	418	4.9%	473	5.8%	-11.6%	822	5.3%	874	5.7%	-5.9%
EBITDA (3)	2,245	26.3%	2,329	28.4%	-3.6%	3,836	24.6%	4,058	26.7%	-5.5%

(1) Except volume and average price per unit case figures.

(2) Includes returnable bottle breakage expense.

(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Central American operations
Expressed in million of Mexican pesos(1) with purchasing power as of June 30, 2007

	2Q 07	% Rev	2Q 06	% Rev	Δ%	YTD 07	% Rev	YTD 06	% Rev	Δ%
Sales Volume (million unit cases)	32.0		30.2		6.0%	63.5		58.6		8.4%
Average price per unit case	35.66		35.10		1.6%	35.46		34.35		3.2%
Net revenues	1,141		1,060		7.6%	2,252		2,013		11.9%
Other operating revenues	2		1		1	4		1		300.0%
Total revenues	1,143	100.0%	1,061	100.0%	7.7%	2,256	100.0%	2,014	100.0%	12.0%
Cost of sales	606	53.0%	571	53.8%	6.1%	1,200	53.2%	1,088	54.0%	10.3%
Gross profit	537	47.0%	490	46.2%	9.6%	1,056	46.8%	926	46.0%	14.0%
Operating expenses	363	31.8%	343	32.3%	5.8%	723	32.0%	668	33.2%	8.2%
Operating income	174	15.2%	147	13.9%	18.4%	333	14.8%	258	12.8%	29.1%
Depreciation, Amortization & Other non-cash charges (2)	55	4.8%	58	5.5%	-5.2%	110	4.9%	114	5.7%	-3.5%
EBITDA (3)	229	20.0%	205	19.3%	11.7%	443	19.6%	372	18.5%	19.1%

(1) Except volume and average price per unit case figures.

(2) Includes returnable bottle breakage expense.

(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Colombian operations
Expressed in million of Mexican pesos(1) with purchasing power as of June 30, 2007

	2Q 07	% Rev	2Q 06	% Rev	Δ%	YTD 07	% Rev	YTD 06	% Rev	Δ%
Sales Volume (million unit cases)	47.7		45.3		5.3%	95.6		87.3		9.5%
Average price per unit case	35.56		33.40		6.5%	36.10		33.72		7.0%
Net revenues	1,696		1,513		12.1%	3,451		2,944		17.2%
Other operating revenues	-		1		-100.0%	-		1		-100.0%
Total revenues	1,696	100.0%	1,514	100.0%	12.0%	3,451	100.0%	2,945	100.0%	17.2%
Cost of sales	863	50.9%	855	56.5%	0.9%	1,798	52.1%	1,650	56.0%	9.0%
Gross profit	833	49.1%	659	43.5%	26.4%	1,653	47.9%	1,295	44.0%	27.6%
Operating expenses	540	31.8%	501	33.1%	7.8%	1,072	31.1%	990	33.6%	8.3%
Operating income	293	17.3%	158	10.4%	85.4%	581	16.8%	305	10.4%	90.5%
Depreciation, Amortization & Other non-cash charges (2)	77	4.5%	75	5.0%	2.7%	163	4.7%	162	5.5%	0.6%
EBITDA (3)	370	21.8%	233	15.4%	58.8%	744	21.6%	467	15.9%	59.3%

(1) Except volume and average price per unit case figures.

(2) Includes returnable bottle breakage expense.

(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Venezuelan operations
Expressed in million of Mexican pesos(1) with purchasing power as of June 30, 2007

	2Q 07	% Rev	2Q 06	% Rev	Δ%	YTD 07	% Rev	YTD 06	% Rev	Δ%
Sales Volume (million unit cases)	51.3		44.2		16.1%	100.5		85.2		18.0%
Average price per unit case	40.27		38.60		4.3%	40.07		38.43		4.3%
Net revenues	2,066		1,706		21.1%	4,027		3,274		23.0%
Other operating revenues	4		4		0.0%	7		9		-22.2%
Total revenues	2,070	100.0%	1,710	100.0%	21.1%	4,034	100.0%	3,283	100.0%	22.9%
Cost of sales	1,246	60.2%	1,054	61.6%	18.2%	2,431	60.3%	2,022	61.6%	20.2%
Gross profit	824	39.8%	656	38.4%	25.6%	1,603	39.7%	1,261	38.4%	27.1%
Operating expenses	735	35.5%	631	36.9%	16.5%	1,403	34.8%	1,218	37.1%	15.2%
Operating income	89	4.3%	25	1.5%	256.0%	200	5.0%	43	1.3%	365.1%
Depreciation, Amortization & Other non-cash charges (2)	69	3.3%	79	4.6%	-12.7%	145	3.6%	160	4.9%	-9.4%
EBITDA (3)	158	7.6%	104	6.1%	51.9%	345	8.6%	203	6.2%	70.0%

(1) Except volume and average price per unit case figures.

(2) Includes returnable bottle breakage expense.

(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Argentine operations

Expressed in million of Mexican pesos(1) with purchasing power as of June 30, 2007

	2Q 07	% Rev	2Q 06	% Rev	Δ %	YTD 07	% Rev	YTD 06	% Rev	Δ %
Sales Volume (million unit cases)	37.6		36.7		2.5%	83.5		77.7		7.5%
Average price per unit case	21.30		19.56		8.9%	21.22		19.58		8.4%
Net revenues	801		718		11.6%	1,772		1,521		16.5%
Other operating revenues	6		12		-50.0%	17		24		-29.2%
Total revenues	807	100.0%	730	100.0%	10.5%	1,789	100.0%	1,545	100.0%	15.8%
Cost of sales	486	60.2%	439	60.1%	10.7%	1,066	59.6%	930	60.2%	14.6%
Gross profit	321	39.8%	291	39.9%	10.3%	723	40.4%	615	39.8%	17.6%
Operating expenses	234	29.0%	210	28.8%	11.4%	485	27.1%	422	27.3%	14.9%
Operating income	87	10.8%	81	11.1%	7.4%	238	13.3%	193	12.5%	23.3%
Depreciation, Amortization & Other non-cash charges (2)	46	5.7%	41	5.6%	12.2%	95	5.3%	83	5.4%	14.5%
EBITDA (3)	133	16.5%	122	16.7%	9.0%	333	18.6%	276	17.9%	20.7%

(1)	Except volume and average price per unit case figures.

(2)	Includes returnable bottle breakage expense.

(3)	EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Brazilian operations
Expressed in million of Mexican pesos(1) with purchasing power as of June 30, 2007
Financial figures include beer results.

	2Q 07	% Rev	2Q 06	% Rev	Δ%	YTD 07	% Rev	YTD 06	% Rev	Δ%
Sales Volume (million unit cases) (2)	66.9		60.2		11.1%	139.5		128.0		9.0%
Average price per unit case (2)	29.63		29.05		2.0%	29.86		29.20		2.2%
Net revenues	2,201		1,978		11.3%	4,624		4,178		10.7%
Other operating revenues	6		9		-33.3%	11		24		-54.2%
Total revenues	2,207	100.0%	1,987	100.0%	11.1%	4,635	100.0%	4,202	100.0%	10.3%
Cost of sales	1,242	56.3%	1,151	57.9%	7.9%	2,619	56.5%	2,408	57.3%	8.8%
Gross profit	965	43.7%	836	42.1%	15.4%	2,016	43.5%	1,794	42.7%	12.4%
Operating expenses	656	29.7%	587	29.5%	11.8%	1,292	27.9%	1,187	28.2%	8.8%
Operating income	309	14.0%	249	12.5%	24.1%	724	15.6%	607	14.4%	19.3%
Depreciation, Amortization & Other non-cash charges (3)	51	2.3%	38	1.9%	34.2%	102	2.2%	85	2.0%	20.0%
EBITDA (4)	360	16.3%	287	14.4%	25.4%	826	17.8%	692	16.5%	19.4%

(1)	Except volume and average price per unit case figures.

(2)	Sales volume and average price per unit case exclude beer results.

(3)	Includes returnable bottle breakage expense.

(4)	EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

SELECTED INFORMATION

For the three months ended June 30, 2007 and 2006

Expressed in million of Mexican pesos as of June 30, 2007

2Q 07
Capex	767.8
Depreciation	388.7
Amortization & Other non-cash charges	327.4

2Q 06
Capex	775.1
Depreciation	383.8
Amortization & Other non-cash charges	380.0

VOLUME

Expressed in million unit cases

	2Q 07					2Q 06
	CSD	Water (1)	Jug Water	Other	Total	CSD	Water (1)	Jug Water	Other	Total
Mexico	232.1	14.2	50.8	3.3	300.4	228.3	12.4	46.2	2.4	289.3
Central America	28.8	1.4	0.0	1.8	32.0	27.5	1.5	0.0	1.2	30.2
Colombia	42.0	2.5	2.6	0.6	47.7	39.9	2.5	2.4	0.5	45.3
Venezuela	46.2	3.0	0.0	2.1	51.3	38.3	3.1	0.9	1.9	44.2
Brazil	61.6	4.2	0.0	1.1	66.9	55.8	3.9	0.0	0.5	60.2
Argentina	36.2	0.2	0.0	1.2	37.6	35.6	0.6	0.0	0.5	36.7
Total	446.9	25.5	53.4	10.1	535.9	425.4	24.0	49.5	7.0	505.9

(1)	Excludes water presentations larger than 5.0 Lt

SELECTED INFORMATION

For the six months ended June 30, 2007 and 2006

Expressed in million of Mexican pesos as of June 30, 2007

YTD 07
Capex	1,305.5
Depreciation	775.4
Amortization & Other non-cash charges	662.0

YTD 06
Capex	1,233.1
Depreciation	768.8
Amortization & Other non-cash charges	708.7

VOLUME

Expressed in million unit cases

	YTD 07					YTD 06
	CSD	Water	Jug Water	Other	Total	CSD	Water (1)	Jug Water	Other	Total
Mexico	429.0	24.8	92.4	5.9	552.1	423.8	22.1	85.1	4.3	535.3
Central America	56.9	2.9	0.0	3.7	63.5	52.7	2.6	0.0	3.3	58.6
Colombia	83.7	5.3	5.4	1.2	95.6	76.6	5.2	5.4	0.1	87.3
Venezuela	90.6	5.5	0.0	4.4	100.5	73.7	5.4	2.0	4.1	85.2
Brazil	127.3	9.9	0.0	2.3	139.5	117.0	9.8	0.0	1.2	128.0
Argentina	80.6	0.3	0.0	2.6	83.5	75.5	1.1	0.0	1.1	77.7
Total	868.1	48.7	97.8	20.1	1,034.7	819.3	46.2	92.5	14.1	972.1

(1)	Excludes water presentations larger than 5.0 Lt

June 2007

Macroeconomic Information

	Inflation (1)			Foreign Exchange Rate (local currency per US Dollar) (2)
	LTM	2Q 2007	YTD	Jun 07	Dec 06	Jun 06
Mexico	3.98%	-0.43%	0.58%	10.7926	10.8755	11.3973
Colombia	6.04%	1.33%	4.56%	1960.6100	2,238.7900	2633.1200
Venezuela	19.43%	4.99%	7.76%	2150.0000	2,150.0000	2150.0000
Argentina	8.77%	1.61%	3.87%	3.0930	3.0620	3.0860
Brazil	3.95%	0.81%	2.18%	1.9262	2.1380	2.1643

(1)	Source: Mexican inflation is published by Banco de México (Mexican Central Bank).

(2)	Exchange rates at the end of period are the official exchange rates published by Central Banks in each country.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Javier Astaburuauga
Javier Astaburuauga Chief Financial Officer

Date: July 27, 2007